Exhibit 99.1

Ciba Specialty Chemicals Inc. Switzerland	Ciba Spezialitätenchemie AG Schweiz	Ciba Spécialités Chimiques SA Suisse

September 26, 2006
Basel, Switzerland

News Release

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO THE UNITED STATES OR THE REPUBLIC OF ITALY

Ciba Specialty Chemicals publishes results and acceptance of cash tender offer

Ciba Specialty Chemicals is pleased to announce that at the expiration of its public tender offer for bonds maturing 2008, an aggregate principal amount of CHF 726.585 million bonds was validly submitted into the offer. The final accepted repurchase amount will be CHF 599.830 million. Subsequently, CHF 126,755,000 or approximately 17.5% of offers to sell will be scaled back on a pro rata basis (rounded up to the nearest CHF 5,000 principal amount).

Tender pricing will occur at 10:00 CET on September 27, 2006. Settlement is scheduled to occur on October 4, 2006.

Full terms and conditions of the tender offer were detailed in the Information Memorandum.

The cash tender offer is part of combined transactions extending Ciba Specialty Chemicals’ average debt maturity profile, diversifying the current concentration of debt maturing in 2008, and reducing the Company’s overall gross debt position.
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Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading global company dedicated to producing high-value effects for its customers’ products.  We strive to be the partner of choice for our customers, offering them innovative products and one-stop expert service. We create effects that improve the quality of life — adding performance, protection, color and strength to plastics, paper, automobiles, buildings, home and personal care products and much more.  Ciba Specialty Chemicals is active in more than 120 countries around the world and is committed to be a leader in its chosen markets.  In 2005, the Company’s continued operations generated sales of CHF 6.1 billion and invested over CHF 270 million in R&D.

Virtual news kit: www.cibasc.com/media
●	Press release

For further information please contact:

Ciba Specialty Chemicals

Media:	Tel. +41 61 636 4444	Fax +41 61 636 3019
Investor Relations:	Tel. +41 61 636 5084	Fax +41 61 636 5111

The Dealer Manager

Requests for the Information Memorandum:

Credit Suisse AG, Debt Capital Markets
Telephone:	+41 44 333 81 87	e-mail:	sabeen.munir@credit-suisse.com

General inquiries:

Credit Suisse Securities (Europe) Limited, Liability Management Group
Telephone:	+44 20 7883 6748	e-mail:	paul.hawker@credit-suisse.com

This Press Release does not constitute a prospectus in the sense of Art. 652a or Art. 1156 of the Swiss Code of Obligations. This document was produced by Ciba Specialty Chemicals solely for information purposes and for the use by the recipient. It is not to be copied or made available to any other person without the express written consent of Ciba. Neither this document nor any copy hereof may be sent or taken into the United States or distributed in the United States or to any U.S. person. The tender offer is not being made (i) within Japan, Canada, Australia, Italy or the United States, (ii) to U.S. persons (as defined in Regulation S under the United States Securities Act of 1933, as amended) or (iii) to any resident of Japan, Canada, Italy or Australia. This document does not constitute an investment, tax or legal advice in any country and/or under any applicable jurisdiction. Readers of this document should inform themselves of, and observe, any applicable legal requirements. The Dealer Manager takes no responsibility for the contents of this Press Release.